Mail Stop 4561

April 2, 2008

Toni S. Eldred, President
Coastline Corporate Services, Inc.
111 2nd Ave. NE, Suite 900
St. Petersburg, FL 33701

   Re: Coastline Corporate Services, Inc.
     Post-Effective Amendment No. 1 on Form S-1 to Registration
       Statement on Form SB-2
     Filed March 25, 2008
     File No. 333-143752

Dear Ms. Eldred:

   We have limited our review of your filing to those issues we have addressed in our comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please file an updated, signed consent of your independent auditors as an exhibit to the amendment to your registration statement.

2. We note that the number of shares offered for resale pursuant to your post-effective amendment on Form S-1 is unchanged from the number of shares covered by the original registration statement on Form SB-2, as declared effective on June 29, 2007. Please tell us in your response letter whether any material sales have been made pursuant to the registration statement. If so, please update your filing to reflect the aggregate number of shares currently offered for resale under the registration statement, and revise your selling security holders disclosure as

necessary to reflect any changes in the identities of, or number of shares offered by, the selling security holders.

As appropriate, please amend your registration statement in response to these comments. Your responsive post-effective amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with the amendment, the company should furnish a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Toni S. Eldred
Coastline Corporate Services, Inc.
April 2, 2008
Page 3

Please contact Katherine Wray at (202) 551-3483 with any questions. If you require further assistance you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: Via Facsimile (941) 531-4935
        Diane J. Harrison, Esq.
        Harrison Law, P.A.
        Telephone: (941) 723-7564